February 17, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enanta Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-293390

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Enanta Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-293390) (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on February 20, 2026, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Foley Hoag LLP, requests by telephone that such Registration Statement be declared effective. The Registrant hereby confirms that it is aware of its responsibilities under the Act.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Stacie Aarestad of Foley Hoag LLP, by telephone at (617) 832-1108 or by email at saarestad@foleyhoag.com.

Very truly yours,

ENANTA PHARMACEUTICALS, INC.

/s/ Jay R. Luly, Ph.D.

Jay R. Luly, Ph.D.

President and Chief Executive Officer

cc:	Matthew Kowalsky, Chief Legal Officer